Exhibit 99.1

10 April 2014

Sesa Sterlite Limited

Production Release for the Fourth Quarter and

Full Year ended 31 March 2014

Mumbai, India: Sesa Sterlite Limited (“Sesa Sterlite” or “the Company”) today announced its production results for the fourth quarter (Q4) and Full Year ended 31 March 2014.

Highlights of the Quarter

•	Full year record production of Oil & Gas, driven by production ramp-up in Rajasthan block

•	Higher integrated refined metal production and stable mined metal production for the full year at Zinc India

•	First metal tapping at the BALCO 325kt aluminium smelter during Q4

•	Strong utilizations at Tuticorin copper smelter; 2nd 80MW unit of power plant commissioned during Q4

Zinc - India Business

	Q4			Q3	Full Year
Particulars (in ‘000 tonnes, or as stated)	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
ZINC INDIA
Mined metal content	200	260	(23%)	220	880	870	1%
Concentrate Sales – Zinc (MIC)	—	61	—	—	—	61	—

Refined Zinc – Total	182	182	—	196	749	677	11%

Refined Zinc – Integrated	179	181	(1%)	196	743	660	13%
Refined Zinc – Custom	4	0	—	—	6	17	—

Refined Lead – Total [1]	38	35	10%	27	130	125	4%

Refined Lead – Integrated	31	32	(2%)	27	118	107	10%
Refined Lead – Custom	7	3	—	—	12	18	—

Saleable Silver – Total (in tonnes) [2]	91	108	(16%)	73	350	374	(6%)

Saleable Silver – Integrated (in tonnes)	68	91	(25%)	72	301	288	4%
Saleable Silver – Custom (in tonnes)	23	17	34%	1	49	86	(43%)

Production Results for the Fourth Quarter Ended 31 March 2014

Mined metal production for the year was 880,000 tonnes, marginally higher than the previous year. Production in H2 was lower than what we had planned initially due to slower than expected ramp up of underground mining projects and changes in mining sequence, wherein preference was given to primary mine development.

Integrated production of refined metal during the year was significantly higher due to operational efficiencies and higher availability of our smelters. Full year integrated production of refined zinc, lead and silver were higher by 13%, 10% and 4% respectively.

Zinc - International Business

	Q4			Q3	Full Year
Particulars (in ‘000 tonnes, or as stated)	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
Zinc International	83	102	(19%)	84	364	426	(15%)
Refined Zinc – Skorpion	33	36	(9%)	23	125	145	(14%)
Mined metal content – BMM and Lisheen	50	65	(24%)	62	239	280	(15%)

Refined zinc production at Skorpion was higher than Q3 by 10,000 tonnes consequent to ramp up after an unplanned shutdown in Q3 FY2014. However, this was offset by lower mined metal production at BMM and Lisheen due to lower ore grades. Total production in Q4 remained in line with Q3, and the full year production was lower by 15%. This was lower on account of disruptions in production caused by accidents at Lisheen and BMM in Q1 FY2014 and the unplanned shutdown at Skorpion in Q3.

Oil & Gas Business

	Q4			Q3	Full Year
Particulars	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
OIL AND GAS (boepd)
Average Daily Gross Operated Production (boepd)	224,429	—	—	224,493	218,651	—	—
Rajasthan	190,881	—	—	186,359	181,530	—	—
Ravva	24,225	—	—	27,857	27,386	—	—
Cambay	9,323	—	—	10,277	9,735	—	—
Average Daily Working Interest Production (boepd)	142,796	—	—	140,830	137,127	—	—
Rajasthan	133,616	—	—	130,451	127,071	—	—
Ravva	5,451	—	—	6,268	6,162	—	—
Cambay	3,729	—	—	4,111	3,894	—	—
Total Oil and Gas (million boe)
Oil & Gas-Gross	20.20	—	—	20.65	40.45	—	—
Oil & Gas-Working Interest	12.85	—	—	12.96	30.58	—	—

Production Results for the Fourth Quarter Ended 31 March 2014

Note: Sesa Sterlite acquired a 38.7% stake in Cairn India Limited, effective 26th August 2013. This has increased the company’s stake in Cairn India from 20.1% to 58.8%. The total oil and gas production (in million boe) in the ‘Full Year FY2014 (Actual)’ are for the period from 26 August 2013. However, the average daily gross operated and working interest production numbers in ‘Full Year FY2014 (Actual)’are on proforma basis for twelve months.

Average gross production for FY2014 was 218,651 barrels of oil equivalent per day (boepd), 6% higher than the previous year. During the year, the Rajasthan block achieved a landmark oil production of 200 million barrels, and a 200,000 boepd production milestone in March 2014.

In Q4 FY2014, average gross operated production and working interest production were 11% and 13% higher at 224,429 boepd and 142,796 boepd, respectively, driven primarily by the production ramp-up at Rajasthan. In Rajasthan, infill drilling continues across all major fields and has driven a 13% increase in the production rate to 190,881 boepd. Development Area (DA1), which includes the Mangala and Aishwariya fields produced a gross average of 162,245 boepd and DA2, which includes the Bhagyam field produced a gross average of 28,636 boepd.

In Q4 FY2014, production at Cambay was 50% higher yoy at 9,323 boepd, due to the infill drilling campaign that was completed in FY2013. Production at Ravva was lower in Q4 FY2014 at 24,225 boepd though recovery rates continue to be over 47%.

Iron Ore Business

	Q4			Q3	Full Year
Particulars (in million dry metric tonnes, or as stated)	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
IRON ORE [3]
Sales	0.0	—	—	—	0.0	3.1	—
Goa	—	—	—	—	—	3.0	—
Karnataka	0.0	—	—	—	0.0	0.1	—
Production of Saleable Ore	1.5	—	—	—	1.5	3.7	(60%)
Goa	—	—	—	—	—	3.7	—
Karnataka	1.5	—	—	—	1.5	—	—
Production (‘000 tonnes)
Pig Iron	133	104	28%	139	510	308	66%
Met Coke	119	94	27%	116	408	331	23%

In Karnataka, we resumed mining on December 28, 2013 and optimized our approved annual capacity of 2.29mtpa, which resulted in a production of 1.5mt this year. However, only 27 kt was sold during the year.

At Goa, we participated in e-auctions of inventory and sold 0.3 million tonnes during the quarter but these were not accounted for as sales since the dispatches did not take place during the quarter. These dispatches have commenced in April.

Regarding mining in Goa, the Expert committee appointed by the Supreme Court submitted its second interim report to the Court on 24 March 2014. The Expert committee, in its report, recommended that 27.5mtpa was a sustainable extraction level in the state, but suggested that the ideal permissible limit be 20mtpa until a scientific study is completed within 12 months. The decision of the Supreme Court is awaited on this matter.

Production Results for the Fourth Quarter Ended 31 March 2014

Copper - India / Australia Business

	Q4			Q3	Full Year
Particulars (in ‘000 tonnes, or as stated)	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
COPPER – INDIA / AUSTRALIA
Copper – Cathodes	98	86	14%	99	294	353	(17%)
Copper – Mined metal content	1	7	(85%)	5	18	26	(32%)
Power sales – 2X80MW Tuticorin power plant(million units)	144	35	—	162	601	42	—

The Tuticorin copper smelter performed well at 98% utilisation in Q4. The full year production was 17% lower due to the temporary closure in Q1 FY2014. As announced earlier, we are scheduled to have a maintenance shutdown of this smelter for approximately 22 days in Q1.

The company received the final regulatory approval for the second unit of the 2x80MW power plant in March 2014. Subsequently, we commissioned and capitalized this unit and generated 25 million units.

As announced earlier, production at our Australian mine remained suspended due to a mud rush at one of the stopes in January 2014. We are working with Work Place Standards Authorities at Tasmania to resume operations.

Aluminium Business

	Q4			Q3	Full Year
Particulars (in ‘000 tonnes, or as stated)	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
ALUMINIUM
Alumina-Lanjigarh	227	—	—	181	524	527	(1)%

Total Aluminum Production	200	195	2%	200	794	774	3%

Jharsuguda-I	135	133	1%	136	542	527	3%
Korba-II	64	62	3%	64	251	247	2%
Korba-III [4]	1	—	—	—	1	—	—

The Lanjigarh alumina refinery operated at 91% of its rated capacity and produced 227,000 tonnes in Q4 FY2014, 25% higher than Q3. Full year production was 524,000 tonnes, after restarting the refinery in July 2013. This resulted in a steady increase of alumina feed from Lanjigarh to our smelters, contributing to 28% of the smelters’ alumina requirements in FY2014 and 49% in Q4.

In Q4, production at Jharsuguda Plant I and Korba Plant II smelters continued to remain stable and both these plants operated above their rated capacities.

Production Results for the Fourth Quarter Ended 31 March 2014

We commenced the Korba-III 325kt smelter with the first metal tapping in Q4. We produced around 900 tonnes of aluminium with power sourced from the BALCO 270MW power plant. We expect to ramp up significantly during FY2015 consequent to the commissioning of the 1,200MW power plant, which expects to receive regulatory approvals in Q1 FY2015.

Power Business

	Q4			Q3	Full Year
Particulars (in million units)	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
POWER
Total Power Sales	2,093	2,638	(21%)	2,196	9,374	10,129	(7%)

Jharsuguda 2,400MW [5]	1,701	2,073	(18%)	1,827	7,625	7,530	1%
BALCO 270MW	84	282	(70%)	75	390	1,241	(69%)
MALCO	231	204	13%	236	911	847	8%
HZL Wind Power	77	78	(2)%	59	448	511	(12%)

Power sales were 20% lower in Q4 as compared to corresponding prior period, primarily due to lower sales at our Jharsuguda 2,400MW and BALCO 270MW power plants on account of weak market demand and evacuation constraints. The Jharsuguda 2,400MW operated at a plant load factor of 35%.

The boiler light up of the first 660MW unit of the 1,980MW Talwandi Sabo power plant was achieved in Q3 and synchronization was completed subsequently. Coal logistics were established in Q4 and we expect to commence trial runs in Q1 FY2015.

Note: Figures in previous periods have been regrouped or restated, wherever necessary to make them comparable to current period.

Production Results for the Fourth Quarter Ended 31 March 2014

Production Summary (Unaudited)

(in ‘000 tonnes, except as stated)

Particulars	Q4			Q3	Full Year
	FY 2014	FY 2013	% change YoY	FY 2014	FY 2014	FY 2013	% change YoY
Zinc India
Mined metal content	200	260	(23%)	220	880	870	1%
Concentrate Sales – Zinc (MIC)	—	61	—	—	—	61	—

Refined Zinc (Total)	182	182	0%	196	749	677	11%

Refined Zinc (Integrated)	179	181	(1%)	196	743	660	13%
Refined Zinc (Custom)	4	0	—	—	6	17	—

Refined Lead (Total) [1]	38	35	10%	27	130	125	4%

Refined Lead (Integrated)	31	32	(2%)	27	118	107	10%
Refined Lead (Custom)	7	3	—	—	12	18	—

Saleable Silver – Total (in tonnes) [2]	91	108	(16%)	73	350	374	(6%)

Saleable Silver – Integrated (in tonnes)	68	91	(25%)	72	301	288	4%
Saleable Silver – Custom (in tonnes)	23	17	34%	1	49	86	(43%)

Zinc International (Total)	83	102	(19%)	84	364	426	(15%)

Zinc – refined Skorpion	33	36	(9%)	23	125	145	(14%)
Mined metal content (BMM and Lisheen)	50	65	(24%)	62	239	280	(15%)
Oil and Gas
Average Daily Gross Operated Production (boepd)	224,429	—	—	224,493	218,651	—	—
Rajasthan	190,881	—	—	186,359	181,530	—	—
Ravva	24,225	—	—	27,857	27,386	—	—
Cambay	9,323	—	—	10,277	9,735	—	—
Average Daily Working Interest Operated Production (boepd)	142,796	—	—	140,830	137,127	—	—
Rajasthan	133,616	—	—	130,451	127,071	—	—
Ravva	5,451	—	—	6,268	6,162	—	—
Cambay	3,729	—	—	4,111	3,894	—	—
Total Oil and Gas (million boe)
Oil & Gas – Gross	20.20	—	—	20.65	40.45	—	—
Oil & Gas (Working Interest)	12.85	—	—	12.96	30.58	—	—
Iron Ore [3]
Sales	0.0	—	—	—	0.0	3.1	—
Goa	—	—	—	—	—	3.0	—
Karnataka	0.0	—	—	—	0.0	0.1	—
Production of Saleable Ore	1.5	—	—	—	1.5	3.7	(60%)
Goa	—	—	—	—	—	3.7	—
Karnataka	1.5	—	—	—	1.5	0.0	—
Production (‘000 tonnes)
Pig Iron	133	104	28%	139	510	308	66%
Met Coke	119	94	27%	116	408	331	23%

Production Results for the Fourth Quarter Ended 31 March 2014

Particulars	Q4			Q3	Full Year
	FY 2014	FY 2013	% change YoY	FY 2014	FY 2014	FY 2013	% change YoY
Copper (India / Australia
Copper (Mined metal content)	1	7	(85%)	5	18	26	(32%)
Copper (Cathodes)	98	86	14%	99	294	353	(17%)
Power sales – 2X 80MW Tuticorin power plant (million units)	144	35	—	162	601	42	—
Alumina
Lanjigarh	227	—	—	181	524	527	(1)%
Aluminium

Total Aluminum Production	200	195	2%	200	794	774	3%

Jharsuguda	135	133	1%	136	542	527	3%
Korba-II	64	62	3%	64	251	247	2%
Korba-III [4]	1	—	—	—	1	—	—
Power (in million units)

Total Power Sales	2,093	2,638	(21%)	2,196	9,374	10,129	(7%)

Jharsuguda 2,400MW 5	1,701	2,073	(18%)	1,827	7,625	7,530	1%
Balco 270MW power Sales	84	282	(70%)	75	390	1,241	(69%)
MALCO	231	204	13%	236	911	847	8%
HZL Wind Power	77	78	(2)%	59	448	511	(12%)

Note: Sesa Sterlite acquired a 38.7% stake in Cairn India Limited, effective 26th August 2013. This has increased the company’s stake in Cairn India from 20.1% to 58.8%. The total oil and gas production (in million boe) in the ‘Full Year FY2014 (Actual)’ are for the period from 26 August 2013. However, the average daily gross operated and working interest production numbers in ‘Full Year FY2014 (Actual)’are on proforma basis for twelve months.

1.	Including captive consumption of 1,991 tonnes in Q4 FY2014 vs 1,777 tonnes in Q4 FY2013, and 7,262tonnes in FY2014 vs 6,500 tonnes in FY2013
2.	Excluding captive consumption of 10 tonnes in Q4 FY2014 vs 9 tonnes in Q4 FY2013 and 38 tonnes in FY2014 vs 34 tonnes in FY2013
3.	Iron Ore sales include internal consumption of nil in Q4 FY2014 vs nil in Q4 FY2013 and nil in FY2014 vs 0.17 million tonnes in FY2013.
4.	Production under trial run
5.	Includes production under trial run of nil in Q4 FY2014 vs. nil in Q4 FY2013 and nil in FY2014 vs 795 million units in FY2013.

Production Results for the Fourth Quarter Ended 31 March 2014

For further information, please contact:

Ashwin Bajaj Senior Vice President – Investor Relations	sesasterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

About Sesa Sterlite Limited

Sesa Sterlite Limited (“Sesa Sterlite”) is one of the world’s largest diversified natural resources companies. Our business primarily involves exploring, extracting and processing minerals and oil & gas. We produce oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. Sesa Sterlite has a strong position in emerging markets with over 80% of its revenues from India, China, East Asia, Africa and the Middle East.

Sustainability is at the core of Sesa Sterlite’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities.

Sesa Sterlite is a subsidiary of Vedanta Resources plc, a London-listed company. Sesa Sterlite is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

Sesa Sterlite Limited

(Formerly known as Sesa Goa Limited)

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.sesasterlite.com

Registered Office:

Sesa Ghor, 20 EDC Complex,

Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.